BD 3/7

05037361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Avenue, Suite 400
(No. and Street)

Greensboro (City) | North Carolina (State) | 27410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph E. Navolanic | (336) 288-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breslow Starling Frost Warner Boger Hiatt, PLLC
(Name – *if individual, state last, first, middle name*)

Post Office Box 10345 (Address) | Greensboro (City) | NC (State) | 27404 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05

OATH OR AFFIRMATION

I, Joseph E. Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J Navolanic
Signature

President
Title

Anne Hunter Nelson
Notary Public
My Commission Expires 07-25-2006

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Intercarolina Financial Services, Inc.

Greensboro, North Carolina

Financial Statements

December 31, 2004

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

Intercarolina Financial Services, Inc.

Greensboro, North Carolina

December 31, 2004

TABLE OF CONTENTS

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

3825 West Market Street
Suite 200
Greensboro, NC 27404
Voice: 336-292-6872
Fax: 336-292-6885

Mailing Address
P.O. Box 10345
Greensboro, NC 27404

Member of

American Institute of Certified Public Accountants

North Carolina Association of Certified Public Accountants

Independent Auditors' Report

February 16, 2005

To the Stockholders
Intercarolina Financial Services, Inc.
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercarolina Financial Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Certified Public Accountants

Intercarolina Financial Services, Inc.

Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$	104,705
Deposits with Clearing Organizations		15,000
Accounts Receivable:		
Clearing Broker		23,595
Mutual Fund Companies		176,970
Stockholders		2,600
Other		4,228
Securities Owned:		
Not Readily Marketable, at Estimated Fair Value		1,700
Prepaid Items		5,106
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $38,430		28,994
TOTAL ASSETS	**$**	**362,898**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	173,253
Accounts Payable, Accrued Expenses and Other Liabilities		21,824
Capital Lease Obligation		15,551
TOTAL LIABILITIES		**210,628**
Stockholders' Equity		
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)		1,338
Additional Paid-in Capital		48,518
Retained Earnings		102,414
TOTAL STOCKHOLDERS' EQUITY		**152,270**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**362,898**

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2004

Revenues	
Commissions	$ 3,761,747
Other	1,529
TOTAL REVENUES	**3,763,276**
Expenses	
Commissions	3,301,773
Officers' Salaries	77,455
Employees' Compensation	113,556
Payroll Taxes and Fringe Benefits	15,562
Occupancy	152,159
Regulatory and Exchange Fees	20,701
Office Expense	26,044
Legal and Accounting	18,499
Taxes and Licenses	2,952
Other Operating Expenses	(477)
Less Amounts Allocated to Brokers	(147,875)
TOTAL EXPENSES	**3,580,349**
NET INCOME	**$ 182,927**

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2004	$ 1,338	$ 48,518	$ 134,501	$ 184,357
Net Income	0	0	182,927	182,927
Dividends Paid	0	0	(215,014)	(215,014)
Stockholders' Equity December 31, 2004	$ 1,338	$ 48,518	$ 102,414	$ 152,270

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2004

Balance, January 1, 2004	$ -
Increases (Decreases), 2004	-
Balance, December 31, 2004	$ -

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flow from Operating Activities:	
Net Income	$ 182,927
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	8,023
Increase (Decrease) in Operating Assets:	
Receivables from Broker and Mutual Fund Companies	(37,453)
Other Receivables	3,792
Prepaid Items	42,025
Increase in Operating Liabilities:	
Accounts Payable and Accrued Expenses	32,879
Net Cash Provided by Operating Activities	**232,193**
Cash Flows from Investing Activities	
Repayment of Capital Lease Obligation	(13,507)
Net Cash Used by Investing Activities	**(13,507)**
Cash flows from Financing Activities:	
Dividends Paid	(215,014)
Net Cash Used by Financing Activities	**(215,014)**
Net Increase in Cash	**3,672**
Cash at Beginning of Year	**101,033**
Cash at End of Year	**$ 104,705**

Supplemental Disclosure of Cash Flow Information:	
Cash paid for:	
Interest	$ 1,605

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2004

NOTE 1 - Summary of Significant Accounting Policies

Organization and Operations - Intercarolina Financial Services, Inc., "The Company" was incorporated on September 16, 1986 under the laws of North Carolina. The Company operates as a fully disclosed brokerage firm that clears stocks, options, and municipal security trades through a clearing broker. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company's primary office is located in Greensboro, North Carolina. Branch offices are located in five other North Carolina cities.

Accounting Records - The Company maintains its records on the accrual basis of accounting.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - Bad debts are accounted for using the direct write-off method. The expense is recognized only when a specific receivable is deemed uncollectible. Management considers the results of using this method to approximate those of the allowance method.

Furniture, Equipment, and Vehicles – Furniture, equipment, and vehicles are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $8,023 in 2004.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's federal and state taxable income or loss is passed through to the individual stockholders. Therefore, no provision or liability for income tax has been included in these financial statements.

(Continued)

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2004

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Advertising – The Company expenses advertising as incurred. Advertising expense for the year ended December 31, 2004 was $100.

Compensated Absences - The amount associated with compensated absences has not been accrued because it cannot be reasonably estimated.

Deposits Held In Financial Institutions - As of December 31, 2004, the Company had demand deposits in financial institutions that exceeded deposit insurance provided by the guaranty agency by approximately $278,000.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has an investment representing less than 1% of the issued common stock of an untraded company and an investment in 300 NASDAQ warrants. These investments are valued at management's estimate of fair value.

NOTE 3 - Commitments and Contingencies

The Company leases its Greensboro office under an operating-lease agreement. Rent expense for the year ended December 31, 2004 was $69,757. At December 2004, future minimum lease obligations are as follows:

2005	$ 66,797
2006	68,801
2007	70,865
2008	23,853
Total future minimum lease payments	$ 230,316

NOTE 4 – Concentrations

Approximately 35% of the Company's revenues was generated by a single broker group.

NOTE 5 - Related-Party Transactions

The stockholders receivable of $2,600 represents an unsecured non-interest-bearing advance.

NOTE 6 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2004.

NOTE 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $100,037, which was $93,037 in excess of its required net capital of $7,000. The Company's ratio of aggregate indebtedness to net capital was 2.11 to 1 at December 31, 2004.

NOTE 8 – Capital Leases

The Company leases two vehicles under capital leases expiring in 2005 and 2006. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in the depreciation expense for 2004.

Property held under capital leases at December 31, 2004:

Vehicles	$ 34,500
Less accumulated amortization	(9,775)
	$ 24,725

Future minimum lease payments under capital lease obligations as of December 31, 2004 are as follows:

2005	$ 13,455
2006	2,770
	16,225
Less amount representing interest	(674)
Net capital lease obligation	$ 15,551

Interest rates on capitalized leases vary from 6.803% to 7.263% and are imputed based on the lessor's implicit rate of return.

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2004

Net Capital		
Total stockholders' equity qualified for Net Capital	$	152,270
Liabilities subordinated to claims of general creditors		0
Total capital and allowable subordinated liabilities		152,270
Deductions and/or Charges:		
Non-allowable assets:		
Net variable annuities commissions receivable over 30 days		4,605
Receivables from stockholders		2,600
Receivables from brokers and other		4,228
Securities not readily marketable		1,700
Property and equipment, net		28,994
Prepaid Items		5,106
Fidelity-bond deductible		5,000
		52,233
Net Capital	$	100,037
Aggregate Indebtedness		
Total aggregate indebtedness included in Statement of Financial Condition	$	210,628
Percent of aggregate indebtedness to net capital		211%
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	14,049
Minimum dollar net capital requirement	$	7,000

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2004

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(B). All customer transactions are cleared through FISERVE on a fully disclosed basis.

Reconciliation of Computation of Net Capital Under Rule 15c3-1 with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net Capital, as reported in Company's Part II FOCUS report: (unaudited)	$	86,879
Audit Adjustments:		
Residual commissions earned at December 31, 2004 but not received until January 2005 and other receivable adjustments		118,420
Underaccrued commissions and other liabilities at December 31, 2004		(102,634)
Adjustment related to the accounting for capital lease obligations		(2,628)
Net Capital, as reported on previous page	$	100,037

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

3825 West Market Street
Suite 200
Greensboro, NC 27404
Voice: 336-292-6872
Fax: 336-292-6885

Mailing Address
P.O. Box 10345
Greensboro, NC 27404

Member of

American Institute of Certified Public Accountants

North Carolina Association of Certified Public Accountants

February 16, 2005

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholders
INTERCAROLINA FINANCIAL SERVICES, INC.
Greensboro, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Intercarolina Financial Services, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

This report is intended solely for use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a - 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Certified Public Accountants